

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Daniel S. Loeb
Chief Executive Officer
Third Point LLC
390 Park Avenue
New York, NY 10022

> **Re:** **Yahoo! Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 21, 2012 by Third Point LLC et al**
> **File No. 000-28018**

Dear Mr. Loeb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that require supplemental information or further disclosure to support your belief or opinion:

    • Your belief that the company's organizational and operating structure is "challenged," as stated in the letter to shareholders;

    • The following assertions made on page 8: "Over the course of his career, Mr. Loeb has developed an understanding of value creation and the methods by which companies, such as the Company, may unlock value for its shareholders," and "Throughout his tenure at Third Point, Mr. Loeb has been a thoughtful, outspoken champion for good corporate governance and, through Third Point Ventures, a venture investment fund managed by Third Point, has developed a track record of successful investments in technology companies;" and

- The reference on page 9 to MAEVA, the firm founded by Mr. Wilson, as "a nationally-recognized expert in corporate restructurings and turnarounds and in leading complicated businesses through corporate transitions."

Where support for your statements is based on third-party articles, reports or other materials, please provide for our review copies of the documents marked to identify the cited information.

Background of the Solicitation, page 3

2.   Please revise to briefly explain your description of Third Point's approach to global investing as "event-driven." Please also supplementally explain to us how this event-driven approach is consistent with the implication in your March 28, 2012 letter to Scott Thompson, filed as additional soliciting material on that date, that Third Point's investment strategy, both in general and with respect to Yahoo in particular, is not focused on the "short term."

Reasons for this Solicitation, page 5

3.   This section discusses the appointment of two new directors to the Yahoo board on February 7, 2012, and your belief that these appointments were not in the best interest of the company and its stockholders. In connection with updating your filing generally to reflect events that have occurred since the filing of your preliminary proxy statement, please also expand the disclosure in the present section to discuss the three additional directors appointed by the company on March 25, 2012.

4.   Please provide us with the relevant portions of the press reports you cite on page 6.

5.   Please expand to discuss more fully the potential impact of any changes or policy priorities your nominees may pursue, if elected to the board. Shareholders should understand the implications of a vote in favor of your slate, noting that, if elected, the Third Point Nominees would not constitute a majority of the full board of directors.

Matters to be Considered at the Annual Meeting

Election of Directors, page 6

6.   You have reserved the right to vote for unidentified substitute nominees. Please advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement

and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees. We note in this regard your general statement that you intend to supplement the proxy statement in the event that the Third Point Entities determine to add nominees.

7.   You state that, in the event that a vacancy in the slate of Third Point Nominees should occur unexpectedly, shares will be voted for a substitute candidate. Please revise this statement so that it is consistent with Rule 14a-4(c)(5).

Biographical Information Regarding the Third Point Nominees, page 7

8.   Please disclose whether you believe your nominees would qualify as independent under the listing standards applicable to the company.

Daniel S. Loeb, page 8

9.   Please specify the date of BioFuel Energy Corp.'s initial public offering so that it is clear when Mr. Loeb served as a director of that company.

Other Matters Likely to be Considered at the Annual Meeting, page 12

10.   You state that if the company includes in its proxy statement a proposal to ratify the appointment of PricewaterhouseCoopers as its independent accounting firm, you will use your discretion based on available information to vote any uninstructed proxies on this proposal. This anticipated proposal regarding auditor ratification does not appear to be a matter for which proxies may confer discretionary authority under any of the categories set forth in Rule 14a-4(c). Accordingly, please revise your disclosure and your form of proxy card to state how you will vote on this and any other additional proposal included in your proxy materials, in the absence of direction as to how to vote with respect to such proposal.

11.   Further to the above comment, please tell us supplementally your intentions with respect to amending your proxy statement to include additional proposals that may be included in the company's proxy materials. In this regard, it appears from a Form 8-K filed by Yahoo on June 24, 2011, that the company intends to hold an advisory vote on executive compensation this year and each year until the next required advisory vote on the frequency of say-on-pay votes.

Information About the Company, page 16

12.   We note that this filing refers security holders to information that will be contained in Yahoo's proxy statement for the annual meeting. If you intend to rely on Rule 14a-5(c) to fulfill disclosure obligations, please disclose this fact. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide the omitted information to security holders. Please advise as to the participants' intent in this regard.

13.   In the event that you do intend to rely on Rule 14a-5(c) as discussed in the prior comment, please revise to specify which Schedule 14A disclosure requirements you are incorporating from a prospective proxy statement to be filed by Yahoo. Your list on page 16 does not appear complete in this regard. As examples, we note that you do not reference here several of the disclosure items called for by Item 7 or Item 9 of Schedule 14A.

14.   Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if disclosure has been derived from outside sources of information. Accordingly, please remove your disclaimer that you "take no responsibility for the accuracy or completeness of information contained in the company's proxy statement."

Form of Proxy

15.   Please revise to put in bold-face type the statements that this proxy is solicited on behalf of Third Point LLC et al, and that the Yahoo board of directors is not soliciting this proxy. See Rule 14a-4(a)(1). Please also put in bold-face type the statement regarding how you will vote if no direction is indicated with respect to the proposals. See Rule 14a-4(b)(1).

16.   We refer to the second full paragraph on your form of proxy. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3483 with any questions. If you require further assistance, you may contact David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via-Email
Josh Targoff, Esq., General Counsel, Third Point LLC
Michael Schwartz, Esq., Willkie Farr & Gallagher LLP